August 28, 2025

VIA EDGAR

Attn: Babette Cooper and Mark Rakip

Division of Corporate Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	reAlpha Tech Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ending December 31, 2024 Filed May 13, 2025 File No. 001-41839

Dear Ms. Cooper and Mr. Rakip,

This letter sets forth the response of reAlpha Tech Corp. (the “Company”) to the comment from the U.S. Securities and Exchange Commission (the “SEC”) sent by the SEC’s staff (the “Staff”) to Piyush Phadke, the Company’s Chief Financial Officer, on August 22, 2025, with respect to the Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on May 13, 2025. In response to the Staff’s comment, the Company is submitting this response letter via EDGAR. For the Staff’s convenience, the text of the comment is reproduced in its entirety below followed by the Company’s response.

Amendment No. 1 to Form 10-K for Fiscal Year Ending December 31, 2024

General

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We note that within Item 9A. of your Form 10-K for the fiscal year ended December 31, 2024, you concluded that your internal control over financial reporting was effective. Additionally you concluded that your disclosure controls and procedures were effective as of December 31, 2024, with a similar conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2025 as disclosed in Item 3. of your Form 10-Q for the interim period ended June 30, 2025. In light of the recently amended Form 10-K for the fiscal year ended December 31, 2024 and Form 10-Q for the interim period ended June 30, 2025, please help us understand how you were able to determine your disclosure controls and procedures were effective as of June 30, as well as at March 31, 2025, and your reconsideration of the conclusions for both internal control over financial reporting as well as your disclosure controls and procedures as of December 31, 2024. If you determine they were not effective, please amend these filings and revise your conclusions.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in connection with the preparation and filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (as amended, the “Form 10-K”), the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Q1 10-Q”) and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (as amended, the “Q2 10-Q,” and together with the Form 10-K and the Q1 10-Q, the “Periodic Reports”), the Company, with the participation of its Chief Executive Officer, Chief Financial Officer (“CFO”) and solely with respect to the Form 10-K, its Interim CFO, evaluated the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) for each of the periods covered by the Periodic Reports. Based on this evaluation, the Company concluded, and it continues to believe, that its internal control over financial reporting and disclosure controls and procedures were effective.

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As noted in the Periodic Reports, there are inherent limitations related to internal control over financial reporting and disclosure controls and procedures. As a result, the Company’s internal control over financial reporting and disclosure controls and procedures may not prevent or detect all errors or omissions, including those that led to the amendment of the Form 10-K and the Q2 10-Q.

The Company assessed whether the miscategorization and omission of the related party transaction, presentation of certain financial disclosures and/or typographical errors described below constituted a control deficiency, a significant deficiency, or a material weakness, considering both quantitative and qualitative factors (including likelihood and magnitude), and management concluded that such items did not constitute a material weakness. In arriving at this conclusion, the Company considered the facts and circumstances that led to the miscategorization and omission of a related party transaction pursuant to Item 404 of Regulation S-K that led to the filing of the amendment to the Form 10-K, the inadvertent typographical errors that led to the amendment to the Q2 10-Q as well as the internal control over financial reporting and disclosure controls and procedures the Company has designed, as summarized below, to prevent such occurrences. The Company has determined that such miscategorization, omission and typographical errors were not the product of any ineffectiveness or failing in the design or maintenance of the internal control over financial reporting or disclosure controls and procedures themselves. Rather, the Company believes that such miscategorization, omission and typographical errors were isolated execution errors during a transition in personnel responsibilities that occurred as a result of a change in Company personnel, such as changes to the CFO, and a reallocation of responsibilities from the Interim CFO to the new CFO during the preparation and review of the Periodic Reports. Management has taken steps to address this execution gap, including additional staffing, supplemental training, and enhanced review protocols, as described below. Accordingly, after performing the evaluation described above, the Company concluded, and still maintains, that its internal control over financial reporting and disclosure controls and procedures were effective as of December 31, 2024, March 31, 2025 and June 30, 2025.

The internal control over financial reporting and disclosure controls and procedures, which are designed to provide multiple preventive and detective layers, are summarized as follows:

1. Preparation of Periodic Reports

The Company maintains and distributes to individuals charged with preparing the periodic reports a detailed project plan: (i) allocating responsibility for the preparation and review of each item and sub-item within the relevant Periodic Report and (ii) providing a detailed timeline with relevant deadlines. Each of the Company’s subsidiaries prepares its own financial statements, which are reviewed and consolidated by the Company’s finance department. The Company also periodically engages external accounting consultants specializing in public company control compliance to support the Company’s finance department with the preparation of the periodic reports. This engagement is not due to any disagreement with the Company’s independent auditors, but rather as an additional measure to ensure accuracy and compliance with reporting requirements.

2. Use of Accounting Software

In connection with each periodic report filed with the SEC (and the Company’s financial reporting more broadly), the Company utilizes accounting software to process and reconcile all financial information from the various subsidiaries of the Company. This information is then compiled and summarized to provide the Company’s finance department and management with a detailed summary of the Company’s financials that can be reviewed, analyzed and updated for quarterly and year-end financial disclosures. The Company uses various accounting software to facilitate this process and members of the finance department verify the accuracy of the numbers set forth in the Company’s financial statements that are filed with the period reports during this process. This process includes a documented tie-out to the general ledger and an independent reviewer sign-off on EDGAR/iXBRL proofs prior to filing.

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3. Use of Disclosure Checklists

In connection with each periodic report, the Company’s finance department uses a disclosure checklist to ensure that each such periodic report fully complies with the requirements of Sections 13(a) and 15(d) of the Exchange Act and any other applicable rules and regulations. This disclosure checklist is used as one of several controls, which also includes a review of such periodic reports by the Company’s external securities counsel. Documentation of this review is also recorded. The checklist is updated at least quarterly for new SEC rules and interpretive guidance. In addition, each quarter, the finance department prepares a memorandum discussing new accounting pronouncements, which is reviewed by the Company’s finance manager in preparation of the filing of the Company’s periodic reports.

4. Each Periodic Report is Discussed with the CFO

The Company’s finance department works closely with the CFO to prepare each periodic report. This includes discussions relating to the: (i) methods used to account for significant transactions; (ii) effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; and (iii) processes used by the finance department in formulating particularly sensitive accounting estimates. These discussions also include related-party identification procedures and areas of estimation uncertainty.

5. Each Periodic Report is Discussed with the Audit Committee

Each periodic report and any issues that have arisen in connection with the preparation and review of such periodic report is discussed with the audit committee of the board of directors prior to the filing of any periodic report. The Company’s independent auditors attend these meetings and present significant transactions for each quarter, the scope of their review and any issues that arose in connection with their review of the periodic report. Further, to the extent applicable, management provides the audit committee with updates on any identified control deficiencies and the status of remediation actions. Meeting materials and minutes reflecting these discussions are maintained.

Notwithstanding the conclusions described above, the Company is committed to continually assessing and improving its internal control over financial reporting and disclosure controls and procedures, refining the processes used to prepare and review its periodic reports and other required disclosures and working vigilantly to ensure that the types of miscategorization, omission and inadvertent typographical errors noted in the Staff's above-referenced comment letter are not repeated. To that end, the Company has, over the past six months, expanded and will continue to expand its internal legal and finance departments to support continued improvement of its internal control over financial reporting and disclosure controls and procedures and continued refinement of the processes used to prepare and review its periodic reports and other required disclosures, including hiring additional accounting staff, implementing enhanced review checklists, instituting secondary reviews for related party transactions, formalizing version-control and change-management protocols for EDGAR/iXBRL, and conducting targeted training for personnel involved in the reporting process. If management’s ongoing evaluation were to indicate that a different conclusion is warranted, the Company will promptly make the appropriate disclosures and, if necessary, amend affected filings.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please advise if you have any questions or if you require further clarification of the Company’s responses above. I can be reached at (707) 732-5742 extension 2.

Sincerely,

Piyush Phadke

Chief Financial Officer

reAlpha Tech Corp.

cc:	Michael J. Logozzo, Chief Executive Officer
Blake Baron, Mitchell Silberberg & Knupp LLP

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